Exhibit 4.9(i)

Portions of this exhibit have been omitted because it is not both material and is the type that the registrant treats as private or confidential.

THE SYMBOL “[REDACTED]” DENOTES PLACES WHERE CERTAIN IDENTIFIED.

C22017

Contract No.:【A068507】

LOAN CONTRACT

(Applicable to Online Signing of Revolving Working Capital Loan for Corporate Customers via Online Banking / “Little Giant” APP / Bank of Beijing Enterprise Banking APP Channels)

Borrower: Wipo (Shanghai) New Energy Technology Co., Ltd.

Lender: Bank of Beijing Co., Ltd., Shanghai Branch

Date of Conclusion: May 22, 2024

According to the Civil Code of the People’s Republic of China and other laws and regulations, the parties to this Contract, through equality, voluntariness, and mutual consensus, have concluded this Contract at the domicile of Bank of Beijing Co., Ltd., Shanghai Branch (hereinafter referred to as the “Lender” or “Bank of Beijing”) on the Date of Conclusion set forth on the cover page of this Contract, and undertake to abide by it faithfully.

Borrower: Wipo (Shanghai) New Energy Technology Co., Ltd.
Unified Social Credit Code: 91310107324485470F
Business License Number: 91310107324485470F
Legal Representative/Person in Charge: Liu Yuejin
Mailing Address: 17th Floor, No. 501 Wuning Road, Putuo District, Shanghai

Telephone: [REDACTED]

Postal Code: 201203	Contact Person: Xie Rui
Fax: 021-61311590	Title: Chief Financial Officer

Mobile Number of Contact Person: [REDACTED]
Email: [REDACTED]@wipo.com

Lender: Bank of Beijing Co., Ltd., Shanghai Branch
Legal Representative/Person in Charge: Wei Yu

Mailing Address: No. 1500 Pudong South Road, Pudong New Area, Shanghai
Telephone: 021-20612999

Postal Code: 200122	Fax: 021-20612999

PART I: CONTRACT SCHEDULE

A. Associated Contract (to be filled in when applicable):

This Contract is a specific business contract under the Comprehensive Credit Line Contract numbered 【A068489】 concluded between the Creditor, Bank of Beijing Co., Ltd., Shanghai Branch, and the Debtor, Wipo (Shanghai) New Energy Technology Co., Ltd.

B. Loan Amount and Term:

B.1 The loan currency under this Contract is Renminbi (RMB), and the amount is (in case of inconsistency between words and figures, the words shall prevail, the same hereinafter):

(In words) Ten Million Yuan Only, (In figures) RMB 10,000,000.00.

B.2 The loan term under this Contract is (marking “☑” in the box indicates applicable, and “☒” indicates not applicable, the same hereinafter):

☒ From the date of the first drawdown to [ X ].

☑ From the drawdown date to May 22, 2025.

B.3 The final maturity date of the loan shall be the date of expiry of the loan term agreed in Clause B.2 above.

C. Contract Interest Rate (annual interest rate, calculated based on simple interest) (marking “☑” in the box indicates applicable, and “☒” indicates not applicable, the same hereinafter):

C.1 In the case of an RMB loan, the contract interest rate under this Contract shall be:

☑ (1) Fixed Interest Rate, which is the LPR of the day prior to the drawdown date [ ☑ 1-year ☒ 5-year or above ☒ other 【X】] ([ ☑ Central Bank LPR ☒ Bank of Beijing LPR]) plus [ 0 ] basis points [ ☒ minus 【X】 basis points ]. Such interest rate shall not be adjusted along with changes in the Central Bank LPR or the Bank of Beijing LPR.

☒ (2) Floating Interest Rate, which is the LPR of the day prior to the drawdown date [ ☒ 1-year ☒ 5-year or above ☒ other 【X】] ([ ☒ Central Bank LPR ☒ Bank of Beijing LPR]) [ ☒ plus 【X】 basis points ☒ minus 【X】 basis points ], and floats in accordance with Clause 2.4 of this Contract. The adjustment frequency of the contract interest rate shall be: [ ☒ first day of the month ☒ corresponding day of the month ☒ first day of the quarter ☒ corresponding day of the quarter ☒ first day of the year ☒ corresponding day of the year ☒ designated day of the month (designated date: [X] Year [X] Month [X] Day) ☒ designated day of the quarter (designated date: [X] Year [X] Month [X] Day) ☒ designated day of the half-year (designated date: [X] Year [X] Month [X] Day) ☒ designated day of the year (designated date: [X] Year [X] Month [X] Day) ☒ immediate adjustment ].

C.2 In the case of a foreign currency loan, the rate shall be determined by adding basis points on the basis of the “HIBOR (applicable to HKD) or LIBOR (applicable to other foreign currencies) rate” of a [ X ]-month term (subject to the rate on the second business day before the drawdown date), and the added basis points shall not be less than [ X ] basis points, and shall float in accordance with Clause 2.4 of this Contract. The details shall be subject to the records on the loan receipt reviewed and approved by the Bank of Beijing.

D. Drawdown Period, Payment of Loan Funds, and Account Monitoring:

D.1 The drawdown period shall be 364 days from the date of conclusion of this Contract.

D.2 The payment method of the loan funds shall be subject to the records on the loan receipt reviewed and approved by the Bank of Beijing. However, if a single payment amount exceeds RMB 10 million, the Lender’s entrusted payment method shall be adopted.

D.3 The loan funds shall be disbursed to the Borrower’s account with the Bank of Beijing:

Account Number: 20000081371631141099833 (This account may be changed upon the consent of the Bank of Beijing, but the Borrower shall select the changed account when initiating the drawdown application in the online banking system). When using the loan funds for external payment, the Borrower shall process it through this account and accept the inspection and supervision of the Bank of Beijing.

D.4 The account opened by the Borrower at Bank of Beijing Shanghai Qingpu Sub-branch (name of account-opening bank) with the account number 20000081371631141099833 and the account name Wipo (Shanghai) New Energy Technology Co., Ltd. shall be the Borrower’s funds collection account (this account may be changed upon the consent of the Bank of Beijing); the Borrower shall periodically (i.e., within the first 5 business days before the end of each quarter) provide the Bank of Beijing with the information on the funds collection and account transaction history of the account, and promises to cooperate with the supervision and inspection of the Bank of Beijing.

D.5 With respect to the above accounts, the Bank of Beijing shall inspect, supervise, and manage them in accordance with [ ☑ the provisions of this Contract ☒ the account supervision agreement separately signed by both parties and the provisions of this Contract ].

E. Loan Purpose:

Payment of goods, wages, and other daily operating expenses.

F. Loan Principal Repayment Plan:

The total principal of the loan must be fully repaid on the final maturity date. During the term of the loan, the loan principal shall be repaid in accordance with the following agreement, and the specific repayment plan shall be subject to the loan receipt reviewed and approved by the Bank of Beijing:

☑ Full repayment of the loan principal in one lump sum upon maturity.

G. Interest Repayment Plan:

All interest must be fully paid on the final maturity date. During the term of the loan, the interest shall be paid in installments in accordance with the following agreement:

☑ Interest paid on a designated day of the month (21st day of each month).

☒ Interest paid on a designated day of the quarter (21st day of the last month of each quarter).

☒ Others: [ X ].

☒ (Only applicable to foreign currency loans) Interest shall be paid once per period according to the number of months of the interest rate term selected in Clause C.2. The interest payment date shall be the day following the corresponding day of the last month of each period starting from the drawdown date (if there is no corresponding day, it refers to the last day of that month).

M. Security (For other security, please refer to the Special Covenants column of this Contract, and the details shall be subject to the security documents):

☑ Guarantee: Name of Guarantor: Liu Yuejin

☒ Pledge: Name of Pledgor: [ X ]

☒ Mortgage: Name of Mortgagor: [ X ]

U. Annexes (The loan receipt and the following annexes are integral parts of this Contract):

[ X ]

W. Compulsory Execution Public Notarization:

☒ Complete the compulsory execution public notarization within [ X ] days from the date of conclusion of this Contract.
☑ No compulsory execution public notarization is required for this Contract.

X. Special Covenants:

X.1 This Contract is signed by both the Borrower and the Lender through the electronic channels of the Bank of Beijing. In addition to complying with this Contract and its effective amendments and supplements, both parties shall also comply with the relevant service agreements, articles of association, policies of the electronic channels of the Bank of Beijing, and the relevant business rules such as tips, announcements, and notices related to this business published by the Lender through such channels from time to time. The aforementioned agreements, articles of association, policies, and business rules shall apply to the relationship of rights and obligations between the Borrower and the Lender under this Contract.

PART II: GENERAL TERMS OF THE CONTRACT

1. Definitions and Interpretation

1.1 In this Contract, unless otherwise explicitly stated, the following terms shall have the meanings defined below:

This Contract: Refers to the entirety collectively formed by the following documents: the Contract Schedule, the General Terms of the Contract, the electronic loan receipt successfully generated and disbursed in accordance therewith on the corporate online lending platform of the Bank of Beijing, the annexes to this Contract, and other documents that legally and effectively determine the rights and obligations of both parties under this Contract (including but not limited to supplementary agreements, letters of commitment, etc.); if not otherwise specified, it refers only to the agreements in the Contract Schedule and the General Terms of the Contract.

Electronic Channels of the Bank of Beijing (or Electronic Channels): Refers to the electronic channels provided by the Bank of Beijing to its customers, through which customers can submit request instructions to the account-opening bank via the network, thereby realizing business needs such as drawdown applications and inquiries. The currently available electronic channels are the “Little Giant” APP, the Bank of Beijing Enterprise Banking APP developed by the Bank of Beijing, and the corporate online banking of the Bank of Beijing.

Loan Prime Rate of the Central Bank (Central Bank LPR): Refers to the benchmark loan reference rate calculated and published by the National Interbank Funding Center authorized by the People’s Bank of China, based on the quotes provided by representative quoting banks according to their loan interest rates for their prime customers, by adding basis points to the open market operation rates; if the National Interbank Funding Center does not publish the Central Bank LPR of the corresponding term on the day prior to the date determined by the drawdown date/adjustment frequency of this Contract, the Central Bank LPR published on the day prior to that day shall prevail, and so on. If the Central Bank LPR is canceled, the interest rate legally determined and published for application by the Bank of Beijing shall prevail.

Loan Prime Rate of the Bank (Bank LPR): Refers to the loan prime rate of the Bank independently proposed and published by Bank of Beijing Co., Ltd.; if Bank of Beijing Co., Ltd. does not publish the Bank LPR of the corresponding term on the day prior to the date determined by the drawdown date/adjustment frequency of this Contract, the Bank LPR published on the day prior to that day shall prevail, and so on.

LIBOR (HIBOR): Refers to the London (Hong Kong) Interbank Offered Rate in the London (Hong Kong) money market published on the relevant page of authoritative financial telecommunication systems such as REUTERS or BLOOMBERG at approximately 11:00 AM London (Hong Kong) time on that day. In the event that no such interest rate data exists on that day, the data of the latest day prior to that day shall prevail.

Entrusted Payment: Refers to the payment method where the Bank of Beijing, in accordance with the Borrower’s drawdown application and payment entrustment, pays the loan funds through the Borrower’s account to the Borrower’s counterparty that complies with the purpose agreed in this Contract.

Independent Payment: Refers to the payment method where the Bank of Beijing, in accordance with the Borrower’s drawdown application, disburses the loan funds into the Borrower’s account, and the Borrower independently pays them to the Borrower’s counterparty that complies with the purpose agreed in this Contract.

Security Documents: Refers to any security contract, security clause, letter of guarantee, and other documents and commitments that establish security and are signed or agreed to by the guarantor.

Actual Controller: Refers to the natural person controlling shareholder of the Borrower/Guarantor, or a natural person who is able to actually govern the behavior of the Borrower/Guarantor through investment relationships, agreements, or other arrangements.

Loss of Contact: Refers to the situation where the Bank of Beijing, after reasonable efforts, is still unable to get in touch with the relevant party through the contact information listed in the preamble of this Contract.

Laws and Regulations: Refers to the laws, administrative regulations, and judicial interpretations of the Supreme People’s Court applicable in the mainland of the People’s Republic of China, excluding Hong Kong, Macau, and Taiwan.

Financial Regulations: Refers to the regulations, rules, and orders of the banking regulatory authorities, the People’s Bank of China, and the foreign exchange administration departments.

Business Day: Refers to any day on which the Bank of Beijing conducts general corporate business externally, excluding statutory holidays, Saturdays, and Sundays, but including Saturdays and Sundays on which the public is temporarily required to work by government regulations.

Corresponding Day: “Monthly corresponding day” refers to the corresponding day of the drawdown date under this Contract in each month (if there is no corresponding day, it refers to the last day of that month); “quarterly corresponding day” refers to the corresponding day of the drawdown date under this Contract in every third month (if there is no corresponding day, it refers to the last day of that month); “annual corresponding day” refers to the corresponding day of the drawdown date under this Contract in each year (if there is no corresponding day, it refers to the last day of the corresponding month).

Designated Day: “Monthly designated day” refers to the corresponding day of each month starting from the designated date (if there is no corresponding day, it refers to the last day of that month); “quarterly designated day” refers to the corresponding day of every three months starting from the designated date (if there is no corresponding day, it refers to the last day of that month); “half-yearly designated day” refers to the corresponding day of every six months starting from the designated date (if there is no corresponding day, it refers to the last day of that month); “annual designated day” refers to the corresponding day of every twelve months starting from the designated date (if there is no corresponding day, it refers to the last day of that month).

1.2 In any document under or made in accordance with this Contract, unless otherwise explicitly explained in such document, the above definitions shall still apply.

1.3 The order of the clauses in the Contract Schedule of this Contract is arranged in accordance with the given numbers of this Contract, and the natural alphabetical order shall not prevail.

2. Loan

2.1 The currency, amount, and term of the loan under this Contract are set forth in Clause B of this Contract. The actual drawdown amount and drawdown date occurring under this Contract shall be subject to the records of the loan receipt reviewed and approved by the Bank of Beijing.

2.2 Within the drawdown period agreed in Clause D of this Contract, the Borrower may apply to draw down the loan. The loan not drawn down upon the expiry of the drawdown period shall be automatically canceled and can no longer be drawn down. Whenever the Borrower requests a drawdown, all the following conditions shall be met:

1)	The security documents for the security described in this Contract have been concluded and taken effect, and the procedures for delivery and registration (i.e., registering with the corresponding statutory registration authorities respectively according to the types of real estate mortgage (if any), chattel mortgage (if any), and right pledge (if any)) have been completed. If the guarantor is a legal person or an unincorporated organization, the Borrower has provided the Bank of Beijing with the internal effective resolution or approval document of the guarantor agreeing to provide the security (except for subjects that are not required by laws and regulations to provide internal resolutions, such as financial institutions issuing letters of guarantee or guarantee companies providing guarantees). If the guarantor is a listed company / a publicly disclosed controlled subsidiary of a listed company / a company whose shares are traded on other national securities trading venues approved by the State Council, the resolution shall also be publicly disclosed in accordance with laws and regulations;

2)	The Borrower has completed the account opening and other relevant procedures reasonably required by the Bank of Beijing, and has provided the Bank of Beijing with documents and relevant certificates reasonably explaining its specific use of funds and arrangement of funds flow, to which the Bank of Beijing has raised no objection after review. If this Contract belongs to the credit line under the Comprehensive Credit Line Contract described in Clause A, a sufficient available credit limit for the Borrower must be retained under the Comprehensive Credit Line Contract;

3)	The Borrower has successfully registered as an electronic channel user on the electronic channels of the Bank of Beijing;

4)	The Borrower has not experienced any event of default under this Contract, and the guarantor has not experienced any event of default under the security documents;

5)	The laws and regulations, financial regulations, national credit policies, and credit limit management requirements in effect at that time have no material adverse effect on the performance of this Contract by either party, nor do they prohibit or restrict the disbursement or drawdown of the loan under this Contract;

6)	Other conditions agreed in this Contract and stipulated by laws, regulations, and financial regulations.

2.3 After meeting the drawdown conditions, the Borrower shall initiate an irrevocable drawdown application through the electronic channels of the Bank of Beijing on a Business Day. If the Borrower meets the drawdown conditions, the Bank of Beijing shall disburse the loan in full within 3 business days upon its review and consent. Once the loan is paid to the Borrower’s account, it shall be deemed that the loan has been drawn down and used by the Borrower. The day of disbursement shall be the drawdown date of the loan, and interest on the loan shall begin to be calculated at the contract interest rate on a simple interest basis (accruing interest day by day according to the daily interest rate). If the RMB loan is drawn down in installments, the contract interest rate initially applicable to each drawdown shall be determined respectively based on the Central Bank Loan Prime Rate (Central Bank LPR) or the Bank Loan Prime Rate (Bank LPR) on the day prior to the drawdown date and the basis points added or subtracted described in Clause C.1 of this Contract.

Where the loan funds are paid through the entrusted payment of the Bank of Beijing:

The Borrower shall submit complete business contracts and other relevant transaction materials (including but not limited to transaction documents or vouchers with clear transaction subjects, complete signatures/seals, and standardized filling) at least 3 business days in advance (or within other time limits reasonably required by the Bank of Beijing) for the Bank of Beijing to review whether the aforementioned materials comply with the agreed conditions of this Contract before the loan funds are disbursed. Upon the review and consent of the Bank of Beijing, the loan funds shall be paid to the Borrower’s counterparty through the Borrower’s account (the Borrower does not need to provide a separate settlement voucher for the transfer), and records shall be made. The time for the loan funds to arrive in the account of the Borrower’s counterparty shall be determined with reference to the arrival time of the remittance settlement method and is affected by the opening hours of the relevant systems. The settlement handling fees shall be deducted and collected by the Bank of Beijing from the Borrower’s account transaction by transaction or in summary at the time of payment according to its then-effective fee charging standards (the Borrower may also pay them actively in advance);

The Borrower shall be responsible for any delay in loan disbursement or entrusted payment caused by incomplete, unqualified, untimely, or reasonably doubtful materials submitted by the Borrower;

If the funds fail to be paid out in time after reaching the Borrower’s account or fail to reach the account of the Borrower’s counterparty in time due to abnormal status of the Borrower’s account, incomplete or inaccurate account information of the Borrower’s counterparty provided by the Borrower, abnormal account status, reasons of the interbank payment system or clearing system, and other reasons not attributable to the fault of the Bank of Beijing, any adverse consequences such as settlement handling fees, loan interest, and other losses and delays arising therefrom shall be borne by the Borrower. However, the Bank of Beijing shall make reasonable efforts to continue the procedures for payment to the account of the Borrower’s counterparty, or keep the funds in the Borrower’s account/pending disposal account and notify the Borrower to handle the relevant procedures.

Where the loan funds are paid through the independent payment of the Borrower, the Borrower shall timely provide the loan funds use plan according to the requirements of the Bank of Beijing, and summarize and report the fund payment status to the Bank of Beijing within the first 10 days of each month after the loan is disbursed. The Bank of Beijing has the right to verify whether the payment of loan funds complies with the agreement of this Contract by means of analyzing accounts, inspecting fund transfer vouchers, or conducting on-site investigations, and the Borrower shall cooperate.

Where the loan funds are paid through the entrusted payment of the Bank of Beijing or need to be monitored and used by the Bank of Beijing, before the debts under this Contract are fully paid off, the Bank of Beijing has the right to monitor the relevant accounts and the use of funds in the accounts by means of refusing to sell checks, not handling (deposit and withdrawal at any branch), or not opening online banking or telephone banking.

During the process of loan payment, if the Bank of Beijing determines that the Borrower’s credit status has declined, the profitability of its main business is not strong, or the use of loan funds is abnormal, the Bank of Beijing has the right to request a change in the payment method of loan funds, and the Borrower shall accept and cooperate.

2.4 When the interest rate of the loan under this Contract is selected as the floating interest rate or the loan is a foreign currency loan, the specific adjustment method of the interest rate shall be:

For the floating interest rate of an RMB loan, in accordance with the adjustment frequency agreed in Clause C.1 of this Contract, it shall be automatically adjusted on the corresponding dates based on the Central Bank Loan Prime Rate (Central Bank LPR) or the Bank Loan Prime Rate (Bank LPR) on the day prior to the corresponding date agreed in Clause C.1 and the basis points added or subtracted (1 basis point is 0.01%) described in Clause C.1, and interest shall be calculated in segments;

For a foreign currency loan, the contract interest rate applicable within each interest calculation period (including the first day but excluding the last day) shall be the LIBOR (HIBOR) rate of the corresponding currency and term (annual interest rate expressed as a percentage) on the second market business day of the foreign currency prior to the first day of the interest calculation period, plus the basis point value (1 basis point is 0.01%) agreed to be added in Clause C.2 of this Contract.

The aforementioned automatic adjustment shall not be deemed as an amendment to this Contract. When the contract interest rate is converted from an annual interest rate to a daily interest rate, the HKD interest rate shall be calculated based on 365 days a year, and the interest rates of RMB and other foreign currencies shall be calculated based on 360 days a year.

2.5 The Borrower guarantees that the loan shall be used for the purposes described in Clause E of this Contract, and guarantees that the aforementioned purposes do not violate the provisions of laws, regulations, and financial regulations. The Borrower promises that it will not use the loan for investment in fixed assets, equity, real estate, etc., nor will it be used in fields and for purposes whose production or operation is prohibited by the state, nor will it be used for other projects or businesses for which the use of commercial bank loans is prohibited by laws, regulations, or financial regulations. If the Borrower needs to change the purpose of the loan, it shall obtain the prior written consent of the Bank of Beijing. The Borrower guarantees that the transaction materials and counterparty information it provides to the Bank of Beijing are true, accurate, complete, legal, and effective, and comply with the purposes agreed in this Contract.

2.6 The Borrower shall repay the loan principal in accordance with the agreement in Clause F of this Contract, and pay the loan interest on time in accordance with the agreement in Clause G of this Contract. Each period from one interest payment date (inclusive) to the next interest payment date (exclusive) shall be an interest calculation period (the first interest calculation period starts from the drawdown date, and the last interest calculation period ends on the maturity date of the loan principal). When each loan principal is repaid, all interest generated by the loan principal must be settled. On the final maturity date, all loan principal, interest, and other accounts payable shall be settled. In case of a non-Business Day, the Borrower shall deposit sufficient funds in the account in advance for the Bank of Beijing to deduct on that day or postpone to the first Business Day thereafter, and interest shall still be calculated at the contract interest rate on a simple interest basis during the postponement period.

2.7 In order to timely repay the relevant accounts payable, the Borrower shall open and always maintain the relevant accounts agreed in this Contract at the Bank of Beijing (in case of account number change, this Contract shall still continue to apply to the changed account), and timely deposit sufficient accounts payable into the agreed account for the Bank of Beijing to deduct. The Borrower may also directly transfer funds to the account of the Bank of Beijing for repayment and shall timely notify the Bank of Beijing of the loan business number corresponding to the repaid loan. The Bank of Beijing may deduct the Borrower’s due accounts payable on its own from the accounts opened by the Borrower within the system of Bank of Beijing Co., Ltd., and inform the Borrower through statements or other forms after the deduction.

2.8 The loan under this Contract is a revolving loan. That is, during the period from the time when the relevant debts have been fully paid off until the expiry date of the drawdown period, the Borrower may apply to draw down and use the loan again in accordance with the conditions agreed in this Contract, provided that the balance of the loan principal does not exceed the total amount agreed in Clause B.1 of this Contract. The number of revolving cycles within the drawdown period is unlimited.

2.9 The bank accounting vouchers internally generated by the Bank of Beijing shall be valid evidence of the disbursement of the loan and the repayment of principal and interest under this Contract, except where there is indeed sufficient contrary evidence.

3. Prepayment and Extension

3.1 After the loan is disbursed, the Borrower may apply for prepayment. The prepayment methods include partial prepayment and full prepayment. The Borrower shall initiate an irrevocable prepayment application through the electronic channels of the Bank of Beijing between 9:00 AM and 8:00 PM on a Business Day. If the Borrower chooses partial prepayment, upon the review and consent of the Bank of Beijing, the Borrower shall repay the prepaid principal on the prepayment date, and the corresponding interest generated by the prepaid principal shall still be repaid on the interest payment date agreed in this Contract. If the Borrower chooses full prepayment, upon the review and consent of the Bank of Beijing, the Borrower shall settle all loan principal, interest, and other accounts payable (if any) on the prepayment date. When prepaying the loan, the Borrower shall initiate it on its own in its online banking system or other electronic channels according to the requirements of the Bank of Beijing, or submit a written application to the Bank of Beijing upon its written consent, and perform the prepayment outside the electronic channels according to the instructions of the Bank of Beijing.

3.2 If the Borrower needs an extension, it shall submit a written extension application to the Bank of Beijing at least 30 days prior to the maturity date, explaining the reasons for the extension and making repayment fund arrangements after the extension. Upon the review and consent of the Bank of Beijing and after meeting the relevant conditions required by the Bank of Beijing, both parties shall sign an extension agreement and handle the extension procedures in accordance with the agreement. If the Bank of Beijing disagrees with the extension or both parties fail to sign an extension agreement, the Borrower shall still repay the loan within the term agreed in this Contract.

3.3 During the term of the loan, the Bank of Beijing has the right to request the Borrower to prepay the loan according to the Borrower’s funds collection status (including but not limited to the situation where the funds intended for repayment are collected in advance, the Borrower’s available working capital is sufficiently ample and can still meet normal capital needs after prepayment, etc.). After the prepayment notice of the Bank of Beijing is delivered to the Borrower, the relevant loan principal and interest shall mature on the prepayment date designated by the Bank of Beijing, and the Borrower shall repay them timely as required.

4. Representations and Warranties

4.1 Both parties mutually represent and warrant that:

Such party has the qualification and capacity to conclude and perform this Contract, and the person signing this Contract on behalf of such party has been fully authorized and has the right to conclude this Contract on behalf of such party;

The conclusion and performance of this Contract by such party do not violate its articles of association and other organizational documents, laws, regulations, and financial regulations, as well as other legal documents it should observe, and it has obtained any necessary internal and external authorizations, permissions, filings, and other procedures, so as to ensure that this Contract has legal binding force on such party and can be legally enforced.

4.2 The Borrower promises and warrants to perform the following obligations before the performance of this Contract is completed:

1)	The Borrower shall always maintain its legal existence, remain in good credit status, and have no major adverse records. It will provide the Bank of Beijing with its financial and operating conditions and other important information related to this Contract truthfully and completely before signing this Contract and before each application for drawdown;

2)	Possess sufficient and legal repayment sources matching the repayment plan, and have sufficient debt-paying ability;

3)	Conduct production and operation legally and in compliance with regulations, observe and meet the environmental protection standards and requirements, tax and fee payment regulations, and other regulations stipulated by laws, regulations, and other normative documents, and timely, legally, and effectively obtain necessary approval and permission documents;

4)	Timely provide the Bank of Beijing with complete, true, and effective materials, accept and actively cooperate with the Bank of Beijing’s inspection and supervision of its financial status, operating status, and the payment and use of the loan under this Contract, including but not limited to: (i) reasonably explaining the funds flow of each drawdown under this Contract as required by the Bank of Beijing, and providing relevant payment vouchers and payment bases, and proving compliance with the agreement of this Contract;(ii) providing the Bank of Beijing with its audited complete financial statements of the previous year (including notes) and the audit report thereon before the end of April each year, and providing the Bank of Beijing with copies of the balance sheet, income statement, cash flow statement, and other financial statements at the end of the previous quarter in the first month of each quarter (if there are audited semi-annual or quarterly financial statements, the audited complete statements and the audit report thereon shall be provided);(iii) other data and information reasonably requested by the Bank of Beijing;

5)	Abide by the principle of honesty and trustworthiness. All application materials, financial statements, and other data and information it provides to the Bank of Beijing are true, accurate, complete, legal, and effective, and do not contain any fraud, material omission, or material misdirection;

6)	If the Borrower conducts merger, division, reduction of registered capital, application for suspension of business for rectification / receivership / dissolution / bankruptcy, or other matters affecting the existence or continuous operation of the applicant, or conducts major matters such as equity transfer, external investment, or substantial increase in debt financing, it shall notify the Bank of Beijing in writing at least 30 days in advance and obtain the written consent of the Bank of Beijing. If a third party applies for or an administrative/judicial organ orders the Borrower to suspend business for rectification / undergo receivership / dissolve / go bankrupt, or suspends or revokes the business license of the Borrower’s main business or major business, the Borrower shall notify the Bank of Beijing in writing as soon as possible (no later than 3 business days) after learning of it, and timely take measures to remedy it;

7)	When the Borrower changes its industrial and commercial registration/filing matters, actual controller, top ten shareholders, directors, financial head, or contact address, it shall notify the Bank of Beijing in writing as soon as possible (no later than 5 business days);

8)	If the Borrower provides guarantees to third parties (or similar arrangements with guarantee effects such as debt assumption), or reaches major transactions with third parties such as partnership/contracted operation, waiver of major claims, acquisition and reorganization, transfer of main business, or similar transactions that may reduce the Borrower’s debt-paying ability, or experiences other major adverse events affecting its debt-paying ability, it shall timely notify the Bank of Beijing in writing and obtain the prior written consent of the Bank of Beijing, except where the aforementioned matters do not have a material adverse effect on the Borrower’s capacity to perform this Contract and the total amount of the aforementioned major transactions or the total guarantee amount does not exceed 30% of the Borrower’s total assets nor 50% of its net assets;

9)	The Borrower shall timely notify the Bank of Beijing in writing of its related party transactions (related parties and related party transactions shall be identified in accordance with the Chinese accounting standards or international accounting standards legally applicable to the Borrower) whose total amount reaches or exceeds 10% of its net assets, including: the related relationship of the parties to the transaction, transaction items and transaction nature, transaction amount or corresponding proportion, pricing policies (including transactions with no amount or only nominal amount), etc. The Borrower shall not have related party transactions or other improper transactions such as money laundering that withdraw registered capital, fabricate transactions to obtain bank funds or credit lines, or evade debts by transferring assets, which seriously damage its debt-paying ability;

10)	The Borrower shall always maintain its relevant financial indicators (calculated in accordance with the Chinese accounting standards or international accounting standards legally applicable to the Borrower) within the range required by relevant laws, regulations, financial regulations, and the Bank of Beijing;

11)	In the event that the after-tax net profit of the fiscal year is zero or negative or insufficient to make up for the accumulated losses of previous fiscal years, or the pre-tax profit is insufficient to pay off the next installment of loan principal and interest to be repaid, the Borrower shall not distribute dividends or bonuses to shareholders in any form;

12)	The Borrower shall provide the Bank of Beijing with the security agreed in this Contract no later than the first drawdown date (for details, see the security documents), and the Borrower guarantees to maintain the pledge rate and mortgage rate under the security documents within the range agreed in the security documents (if any). The Borrower promises to fully understand and accept the clauses and contents of the relevant security documents, and guarantees that all security provided to the Bank of Beijing based on the relevant security documents is legal, effective, and legally enforceable.

5. Taxes and Fees

The amounts under this Contract are tax-inclusive prices, and the relevant tax rates shall be executed in accordance with laws and regulations. The Borrower and the Lender shall respectively bear their own stamp duty, taxes, and administrative fees levied by the government or organs exercising administrative management functions under this Contract. Other expenses (if any) such as notarization fees, security fees, insurance fees, and appraisal fees shall be borne in accordance with laws and regulations; if there are no statutory provisions, they shall be borne by both parties through negotiation.

6. Default and Remedial Measures

6.1 The occurrence of any one or more of the following circumstances shall constitute an event of default of the Borrower:

1)	The Borrower fails to use the loan for the purpose agreed in this Contract, or fails to use or pay the loan funds in the agreed manner (or evades the explicit agreement in this Contract regarding the entrusted payment by the Bank of Beijing by breaking it up into parts), or fails to pay interest, loan principal, or other accounts payable in full and on time;

2)	The Borrower violates any item of Clause 4 “Representations and Warranties” of this Contract;

3)	The document information or relevant important statements applied by the Borrower for the loan or drawdown are proved to be untrue, or contain fraud, material omissions, or material misdirection, or the Borrower fails to, or explicitly expresses or indicates by its behavior that it will not, fully and properly perform its commitments, warranties, obligations, or liabilities under this Contract;

4)	Any guarantor fails to fully and properly perform its commitments, warranties, obligations, or liabilities under the security documents, or other events of default under the security documents occur, or the mortgaged property/pledged property (if any) is damaged, lost, suffers ownership transfer, is liened by any third party, is sealed / frozen / seized, or is enforced, or a right of residence is established on the mortgaged property (real estate) (if any) without the prior written consent of the Bank of Beijing, or the security documents or the Bank of Beijing’s security interest are determined to be invalid, revoked, or terminated without the written consent of the Bank of Beijing;

5)	Any major credit financing, guarantee, compensation, or other debt-paying liability of the Borrower cannot be performed upon maturity, or the business license of its main business or major business is suspended or revoked, or it enters procedures such as suspension of business for rectification / receivership / dissolution / declaration of bankruptcy;

6)	The financial or operating status of the Borrower undergoes major adverse changes, or it generates bad credit records, or its credit status declines, or it is involved in disputes or administrative penalties that have a material adverse effect on its debt-paying ability or the performance of this Contract, or other circumstances occur that have a serious adverse effect on the claims or security interest of the Bank of Beijing;

7)	The legal representative / person in charge / actual controller of the Borrower/Guarantor, etc., loses contact.

6.2 If the Borrower fails to repay any due loan principal (including the loan principal declared fully or partially mature in advance by the Bank of Beijing) and other accounts payable in full and on time, it shall pay overdue penalty interest daily on the unpaid loan principal and other accounts payable at a rate floating up by 50% (overdue penalty interest rate) of the contract interest rate applicable during the corresponding period. For interest not paid on time, compound interest shall be calculated and paid at the overdue penalty interest rate agreed in this Contract until the principal and interest are fully paid off. If the Borrower fails to use the loan principal for the purpose agreed in this Contract or violates laws, regulations, and financial rules, it shall immediately repay the loan principal and interest used in violation of the agreement, and pay appropriated penalty interest daily on such part of the loan principal at a rate floating up by 100% (appropriated penalty interest rate) of the contract interest rate applicable during the corresponding period. For interest not paid during the period when the loan principal is not used for the purpose agreed in this Contract, compound interest shall be calculated and paid at the appropriated penalty interest rate agreed in this Contract until it is fully paid off. If the loan is used in violation of the agreement and becomes overdue, the appropriated penalty interest rate shall apply to calculate penalty interest and compound interest. The collection of penalty interest and compound interest according to the above agreement does not affect other default relief rights enjoyed by the Bank of Beijing.

6.3 When the Borrower experiences an event of default, the Bank of Beijing has the right to exercise default relief rights in accordance with the agreement of this Contract and/or the provisions of laws, regulations, and financial regulations, including but not limited to requesting correction of default, changing the use or payment method of loan funds, suspending the disbursement of the loan, collecting penalty interest and compound interest, exercising security interest and lien rights in accordance with the law, declaring all or part of the debts under this Contract immediately mature, publishing collection notices, requesting compensation for losses, and requesting payment of expenses incurred by the Bank of Beijing for realizing claims and security interest (including but not limited to litigation/arbitration fees, appraisal/evaluation/auction and other disposal expenses, attorney fees, investigation and evidence collection fees, travel expenses, and other reasonable expenses), etc.

6.4 If the currency of the funds recovered by the Bank of Beijing through exercising its rights is different from the currency of the accounts unpaid by the Borrower, the exchange rate published by the Bank of Beijing for selling the unpaid currency and buying the recovered currency shall apply to clear the claims of the Bank of Beijing after exchange. The exchange rate losses and exchange expenses arising therefrom shall be borne by the Borrower, and the Borrower has the obligation to cooperate in handling exchange procedures.

6.5 The funds recovered by the Bank of Beijing through exercising its rights shall clear its claims in the following order:

1)	Expenses for realizing claims and security interest and other expenses to be borne by the Borrower;

2)	Damage compensation, compensation, and liquidated damages;

3)	Penalty interest and compound interest;

4)	Loan interest;

5)	Loan principal;

6)	Other accounts payable.

However, the Bank of Beijing may change the above clearing order. If the Borrower has multiple due accounts to be repaid, the repayment order determined by the Bank of Beijing shall prevail.

6.6 If a party suffers force majeure and provides the other party with a certificate from an authorized institution within 5 business days after the occurrence of force majeure, such party’s corresponding liability for default may be exempted in accordance with the law. However, for the avoidance of doubt, both parties confirm that after the occurrence of force majeure, the Borrower may be exempted from the corresponding liability for default in accordance with the law, but still has the obligation to repay the drawn loan principal, the loan interest calculated on a simple interest basis in accordance with the contract interest rate, and the expenses for realizing claims and security interest.

7. Compulsory Execution Public Notarization

7.1 If Clause W of this Contract requires compulsory execution public notarization, the Borrower shall handle notarization matters at a notary organ recognized by the Bank of Beijing within the time limit agreed in this Contract. Both parties agree to handle public notarization of the debt instrument endowed with compulsory execution force for this Contract, and both parties are completely clear about the meaning, content, procedure, and validity of the public notarization of the debt instrument endowed with compulsory execution force. Both parties agree that this Contract shall have compulsory execution force after being notarized. At that time, if the interests of the Bank of Beijing under this Contract and/or security documents fail to be fully realized in time, or the Borrower/Guarantor experiences an event of default under this Contract and/or security documents, the Bank of Beijing shall have the right to directly apply for an execution certificate by virtue of this Contract and/or security documents, the record of the Borrower’s performance issued by the Bank of Beijing, and the notarized documents, and apply to the people’s court with jurisdiction for compulsory execution, so as to realize the interests of the Bank of Beijing under this Contract and/or security documents. The Borrower hereby specially promises to voluntarily waive the right of defense and voluntarily and unconditionally accept compulsory execution.

7.2 Both parties to this Contract agree that the notary organ has the right to adopt any verification method such as mail, telephone, fax, or email to verify whether the Borrower has performed its debts to the Bank of Beijing in full and on time. The notary organ has the right to verify information with the Borrower according to the contact person’s name, reserved contact telephone number, reserved fax, reserved mailing address, and reserved email address agreed in this Contract. The Borrower agrees that the notary organ may issue an execution certificate based on the certification materials provided unilaterally by the Bank of Beijing under the following circumstances:

1)	The notary organ notifies the reserved contact person of the Borrower according to the contact method agreed in this Contract, but still fails to get in touch;

2)	The Borrower has objections to the certification materials provided by the Bank of Beijing, but cannot provide contrary evidence or the contrary evidence provided is insufficient within three days after receiving the notice from the notary organ;

3)	The Borrower has no objection to the certification materials provided by the Bank of Beijing.

8. Applicable Law and Dispute Resolution

8.1 This Contract shall apply the laws and regulations of the People’s Republic of China. All disputes under and related to this Contract shall first be resolved through friendly negotiation. If negotiation fails, they shall be submitted to the people’s court of the place where this Contract is signed for litigation resolution.

8.2 If the security documents have other explicit written agreements on the application of law and dispute resolution thereunder and the Bank of Beijing only files a lawsuit against the guarantor, such agreements shall be executed. If there is no written agreement, the written agreement is unclear, the agreement is legally invalid/legally revoked, or the Bank of Beijing files a lawsuit against both the Borrower and the guarantor, the provisions of this Contract shall apply.

9. Assignment

If the Borrower transfers any of its rights, obligations, or liabilities under this Contract to another party, or sets security or establishes a trust on its rights, it must obtain the prior written consensus of the Bank of Beijing. The Bank of Beijing has the right to unilaterally transfer its interests under this Contract and relevant security documents to other parties, use them as investment assets of trusts, etc., set security and/or establish trusts, conduct asset securitization, etc. without obtaining separate consent from the Borrower, and may inform the Borrower by means of publishing announcements (not deemed as violation of confidentiality obligations) or sending written notices. The Borrower shall continue to assume liabilities to the Bank of Beijing and its interest assignees and beneficiaries in accordance with the agreement of this Contract.

10. Supplementary Provisions

10.1 This Contract is a specific business contract under the associated contract (if any) described in Clause A of this Contract. Matters not agreed in this Contract shall be executed in accordance with the agreement of the associated contract, and in case of any inconsistency between the two, this Contract shall prevail. When the special covenants in Clause X of this Contract are inconsistent with other clauses in the main body of this Contract, the special covenants in Clause X shall prevail. Except as otherwise explicitly agreed in writing, when the annexes to this Contract are inconsistent with the main body, the main body of this Contract shall prevail.

10.2 Any notice or document sent by either party under this Contract:

(i) if delivered in person or by entrustment, the date of receipt by the notified party or its legal representative, person in charge, actual controller, major shareholders, or receiving agent shall be the delivery date; (ii) if sent by postal express mail (EMS) or local (including urban and suburban) registered mail, the 3rd day after the mail is sent shall be the delivery date;(iii) if sent by other mailing methods, the 7th day after it is sent shall be the delivery date; (iv) if sent by electronic means such as fax, SMS, or email, the date when the relevant information enters the electronic systems such as fax, mobile phone number, telephone, or email address agreed in the preamble of this Contract shall be the delivery date, or the date when the sender receives the information indicating that it failed to enter the aforementioned electronic systems shall be deemed as the delivery date.

If the delivery date determined according to the above agreement is inconsistent with the date actually received or formally signed by the notified party, the earliest date shall prevail. However, for the avoidance of doubt, both parties confirm that the documents required by the Bank of Beijing to be delivered in person by the Borrower shall be directly handed over by a person specially dispatched by the Borrower to the authorized operator of the Bank of Beijing. The Bank of Beijing has the right to deliver notices or documents to the Borrower through official announcements (including but not limited to official websites, online banking, mobile banking, electronic channels, official WeChat public accounts, etc.), and the publication date shall be the delivery date. Any party changing its contact method shall timely notify the other party in writing, otherwise the other party still has the right to regard the contact method before the change as effective.

10.3 The Borrower hereby irrevocably promises that its contact person, mailing address, postal code, telephone, fax, and email listed in the preamble of this Contract are all effective contact methods (including but not limited to receiving various notices, agreements, and other documents, as well as relevant documents and legal instruments when disputes occur under the contract, and simultaneously including receiving relevant documents and legal instruments in the first instance, second instance, retrial, and other trial procedures and execution procedures after the dispute enters arbitration or civil litigation procedures). The Borrower agrees that people’s courts, arbitration institutions, notary organs, etc. may directly use the above contact methods as the effective delivery addresses for legal instruments and notarized documents confirmed by it. Relevant notices, documents, legal instruments, and notarized documents may be delivered in the manner agreed in Clause 10.2 of this Contract. If the Borrower changes its delivery address, it shall notify the Bank of Beijing in writing at least 3 days in advance. When the delivery address of the Borrower changes during arbitration and civil litigation procedures, it shall perform the obligation of notifying the notary organ, arbitration institution, and court of the change of delivery address. If it fails to perform the notification obligation in the aforementioned manner, the delivery address listed and confirmed by the Borrower in the preamble of this Contract shall still be deemed as the effective delivery address.

If the notices or relevant legal instruments mailed by the Bank of Beijing, the people’s court, the arbitration institution, the notary organ, etc. cannot be delivered or cannot be actually received by the Borrower due to inaccurate delivery address provided or confirmed by the Borrower, failure to notify the Bank of Beijing, the notary organ, the court, and the arbitration institution in writing of the change of delivery address at least 3 business days before the address change, or refusal of the Borrower or its designated recipient to sign for receipt, for those delivered by mail, the date when the document is returned or the date when the situation is recorded on the return receipt shall be deemed as the delivery date. If the delivery date determined according to the agreement is inconsistent with the date actually received or formally signed by each party, the earliest date shall prevail. For those delivered directly, the day when the deliverer records the situation on the delivery receipt on the spot shall be deemed as the delivery date. If the obligation to notify the change of delivery address is performed, the changed delivery address shall be the effective delivery address. For the delivery address confirmed by the Borrower in the preamble of this Contract, the court and arbitration institution may directly mail it for delivery when delivering. Even if the parties fail to directly receive the instruments mailed by the court and arbitration institution, they shall be deemed as delivered due to the aforementioned agreement.

The Borrower shall bear all legal consequences that may occur from the date of delivery or deemed delivery, regardless of whether they are actually received directly by the Borrower, when accepting letters sent by the Bank of Beijing, legal instruments sent by people’s courts or arbitration institutions, and notarized documents sent by notary organs through any delivery method and in any document format. When signing this Contract, the Borrower has accurately understood and known the agreed matters concerning the delivery address, and is willing to bear the legal consequences arising from the delivery by the people’s court, arbitration institution, and notary organ to the aforementioned delivery address, recipient, and receiving agent. The Borrower will not raise objections to any clauses related to delivery on the grounds of major misunderstanding, obvious unfairness, or any other reasons.

10.4 The Borrower agrees and authorizes that Bank of Beijing Co., Ltd. and its branches have the right to collect, query, understand, analyze, print, save, and use the credit status, judicial measures taken such as sealing, administrative penalties for illegally appropriating loans, and other information of the Borrower related to its credit extension, loans, loan-related transactions, security, secured property (including but not limited to mortgaged property, pledged property, etc.) and other assets, housing provident fund deposits, social security deposits, tax payments, consumption, and liabilities, through the personal credit information basic database of the People’s Bank of China, the corporate credit information basic database of the People’s Bank of China, other databases legally established and approved by competent government departments, and institutions or units with appropriate qualifications (including but not limited to public security organs, courts, industrial and commercial organs, property right registration organs, regulatory organs, and relevant institutions capable of providing real estate / provident fund / social security / tax / credit data, etc.) in the process of providing financial products and financial services to the Borrower. Bank of Beijing Co., Ltd. and its branches have the right to input the above-mentioned information learned and other conditions and information provided by the Borrower into the aforementioned databases and information bases for query and use by institutions or units (including but not limited to credit reporting agencies, public security organs, courts, industrial and commercial organs, property right registration organs, regulatory organs, and relevant institutions capable of providing real estate / provident fund / social security / tax / credit data, etc.) / individuals with appropriate qualifications.

Meanwhile, Bank of Beijing Co., Ltd. and its branches have the right to provide the Borrower’s aforementioned information learned and other conditions and information provided by the Borrower to third parties in the event of transferring the interests of Bank of Beijing Co., Ltd. and its branches under the business conducted with the Borrower to other parties, using them as investment assets of trusts, etc., setting security or establishing trusts, conducting asset securitization, outsourcing financial services, collecting debts, etc.; and have the right to provide the relevant information to relevant regulatory, judicial, and administrative management departments in accordance with laws, regulations, and regulatory requirements.

10.5 Except as otherwise agreed in this Contract, either party shall have a confidentiality obligation for the commercial secrets of the other party and other non-public information explicitly requested by the other party to be kept confidential obtained in the process of concluding and performing this Contract before the aforementioned information loses confidentiality, and shall not publicly disclose them or disclose them to any third party without the written permission of the other party. However, it shall not be deemed as a violation of confidentiality obligations if a party makes disclosure in accordance with the provisions of relevant laws and regulations or the requirements of competent organs, regulatory institutions, or the stock exchange where it is listed, or reasonably discloses them for the purpose of this Contract to the party’s auditors, financial advisors, legal advisors, or other intermediary institutions (such party shall require the aforementioned institutions and persons to assume confidentiality obligations).

10.6 The validity of this Contract is independent of the security documents, associated contract (if any), and any contract/agreement/commitment, and is not affected by the validity and enforceability of the aforementioned documents. When any clause or content of this Contract is legally revoked or determined to be invalid, the validity of other clauses and contents shall not be affected and shall remain valid. When one party defaults, the failure of the other party to exercise the corresponding relief rights shall not be deemed as a waiver of rights or permission for the default.

10.7 This Contract shall take effect after being electronically signed by both parties. Electronic signature has the same legal validity and evidentiary validity as handwritten signature or seal. The Borrower clearly knows that it shall use the electronic signature that can be certified by a third party in accordance with the Electronic Signature Law of the People’s Republic of China for the online signing of this Contract. The Borrower may log in to the online platform where the contract is signed to view and download the text of this Contract. If there is a guarantor, the Borrower shall be responsible for providing the electronic text of this Contract to the guarantor, but the Borrower’s failure to provide it shall not have an adverse effect on the claims and security interest of the Bank of Beijing.

10.8 Both the Borrower and the Lender recognize that this Contract is signed by way of electronic signature. The Borrower guarantees that the electronic signature method used in the electronic channels of the Lender is a reliable electronic signature method agreed by both the Borrower and the Lender. The method for the Borrower to log in to the electronic channels of the Lender

（No text below）

Both parties sign as follows：

Borrower: Wipo (Shanghai) New Energy Technology Co., Ltd.

Lender: Bank of Beijing Co., Ltd., Shanghai Branch